EXHIBIT D

Consent of PricewaterhouseCoopers Auditores Independentes

Consent of Independent Registered

Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated April 30, 2009, (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No.160, as to which the date is September 23, 2009), relating to the financial statements and the effectiveness of internal control over financial reporting, for the years ended December 31, 2008 and 2007 which is included in Embraer—Empresa Brasileira de Aeronáutica S.A.’s current report on Form 6-K furnished to the Securities and Exchange Commission on September 24, 2009. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers Auditores Independentes

São José dos Campos—Brazil

September 24, 2009